

13013704

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

*AB 3/7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-42417



REPORT FOR THE PERIOD BEGINNING	01/01/12	AND ENDING	12/31/12
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ally Securities LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Lagermasini (646) 781-1040
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

200 Renaissance Center Ste 3900	Detroit	MI	48243
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

DD 3/11/13

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

X	(a)	Facing Page
X	(b)	Consolidated Statement of Financial Condition
	(c)	Consolidated Statement of Operations
	(d)	Consolidated Statement of Cash Flows
	(e)	Consolidated Statement of Changes in Member's Equity
	(f)	Consolidated Statement of Changes in Borrowings Subordinated to Claims of General Creditors
	(g)	Computation of Net Capital Pursuant to Rule 15c3-1
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
	(k)	A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report (filed separately)
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)
	(o)	Independent auditors' report on internal accounting control
	(p)	Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts
	(q)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act

Deloitte

Ally Securities LLC

(A Wholly Owned Subsidiary of Ally Financial Inc.)

Statement of Financial Condition
December 31, 2012
Filed Pursuant to 17a-5(e)(3) as a Public Document

Ally Securities LLC

(A Wholly Owned Subsidiary of Ally Financial Inc.)

Statement of Financial Condition
December 31, 2012
Filed Pursuant to 17a-5(e)(3) as a Public Document

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Paul Lagermasini, being duly authorized and sworn, affirm that I am an officer of Ally Securities LLC, and, to the best of my knowledge and belief, the accompanying financial statement of the Company for the year ended December 31, 2012 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul Lagermasini
Chief Financial Officer

Subscribed and sworn to before me
This 28th day of February, 2013.

Notary Public

HILLARY A. SMITH
Notary Public - State of New York
No. 01SM6220794
Qualified in Kings County
My Commission Expires April 19, 2014

ALLY SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3900
200 Renaissance Center
Detroit, MI 48243
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Ally Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Ally Securities LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ally Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As more fully discussed in Note 1 to the statement of financial condition, the Company is a wholly owned subsidiary of Ally Financial Inc., and has extensive transactions and relationships with Ally Financial Inc. and its consolidated subsidiaries.

Deloitte + Touche LLP

February 28, 2013

ALLY SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash	$ 14,426,920
Prepaid assets	10,000
Receivable from affiliate	14,700
TOTAL ASSETS	$ 14,451,620

LIABILITIES AND EQUITY

LIABILITIES	
Payable to affiliates	$ 2,373,539
Accrued expenses	399,961
Total liabilities	2,773,500
EQUITY	
Member's equity	34,000,966
Accumulated deficit	(22,322,846)
Total equity	11,678,120
TOTAL LIABILITIES AND EQUITY	$ 14,451,620

See notes to audited financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Ally Securities LLC (the "Company"), a limited liability company under the laws of the State of Delaware and a member of the Financial Industry Regulatory Authority, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Ally Financial Inc. ("AFI").

The Company sells private placement securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships and independent insurance agents on a best-efforts basis, primarily for promoting reinsurance activities of affiliated entities. The Company does not earn revenue from these transactions nor does the Company maintain custody of such securities or customer funds. The Company recognizes service fee revenue from Ally Insurance Holdings Inc. ("Ally Insurance") when direct and indirect expenses associated with reinsurance offerings are incurred by the Company.

The Company has the capability to underwrite, distribute and provide capital market liquidity for mortgage-backed and asset backed securities sold by affiliates to both institutional investors and financial institutions. During the year ended December 31, 2012, the Company ceased all mortgage related trading activities. As of December 31, 2012 the Company no longer owns any financial instruments. See Note 3 for more information.

The Company has extensive transactions and relationships with AFI and its consolidated subsidiaries. As a result of these arrangements, the Company's financial statement is not necessarily indicative of what the financial condition and accumulated deficit would have been if the Company had not been operating under these affiliate arrangements.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates and assumptions. In order to prepare the financial statement in accordance with GAAP, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the financial statement. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. There were no significant changes in estimate for the period presented herein.

Payable to affiliates. Payable to affiliates represents unsettled balances related to certain transactions with affiliates. See Note 3 for more information.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes. AFI and its subsidiaries are taxable entities subject to U.S. federal, state, and foreign taxes. The Company joins AFI and its subsidiaries in the filing of a consolidated U.S. federal income tax return as part of the Agreement for the Allocation of United States Federal Income Taxes ("Tax Agreement") between the Company and AFI. Under the Tax Agreement, the Company's federal tax provision is determined as if the Company were filing a separate U.S. federal income tax return, including an alternative minimum tax calculation. The Company then pays to, or receives from, AFI an amount, which may be adjusted, if AFI's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return. State taxes are recorded as the Company files on a stand alone basis. The Company is not subject to any foreign taxation.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities, if any, are recognized for future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their corresponding tax bases. Deferred tax assets and liabilities are calculated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The monetary effect any change in tax rates has on deferred tax assets and/or liabilities is recognized in the statement of operations in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In addition, tax benefits related to positions considered uncertain are recognized only if, based on the technical merits of the issue, the Company is more likely than not to sustain the position and then at the largest amount that is greater than 50% likely to be realized upon ultimate settlement.

3. RELATED PARTY TRANSACTIONS

AFI and Ally Insurance provide the Company administrative services, including equipment rental, data processing, maintenance and other corporate services. An expense sharing agreement has been executed between the Company, AFI and Ally Insurance. The agreement may be amended periodically by a signed memorandum between the entities.

Receivable from affiliate as of December 31, 2012 of $14,700 relates to unsettled funds associated with expenses paid by the Company associated with reinsurance offerings.

Payable to affiliates as of December 31, 2012 of $2,373,539 relates to unsettled funds associated with certain transactions with affiliates.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Companypreviously elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. During the year ended December 31, 2012, the Company obtained permission from the SEC to compute its net capital under the aggregate indebtedness standard instead of the alternative method and to reduce its minimum net capital requirement from $250,000 to the greater of $5,000 or 1/15th of aggregate indebtedness and requires that the rate of aggregate indebtedness to net capital not exceed 15 to 1, as defined, in connection with the change in the Company's business plan. As of December 31, 2012, the Company's net capital of $11,653,420, exceeded its required net capital by $11,468,520 and the Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

5. INCOME TAXES

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

Deferred tax assets:	
Loss carryforwards	$ 11,772,411
Gross deferred tax asset	11,772,411
Valuation allowance	(11,772,411)
Total net deferred tax asset	$ -

As of December 31, 2012, a valuation allowance has been established against the deferred tax asset because the Company has determined that it is not more likely than not that such tax assets will be realized.

As of December 31, 2012, the Company had federal and state net operating loss carryforwards of $28,791,051. The federal net operating loss carryforward expires in the years 2029 and 2030. The state net operating loss carryforward expires in the years 2029–2031.

There were no unrecognized tax benefits as of December 31, 2012.

6. CONTINGENCIES

The Company is subject to potential liability under various claims and legal actions that are pending or otherwise asserted against us. The Company is named as defendant in various legal actions. Some of the pending actions purport to be class actions, and certain legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, it is generally very difficult to predict what the eventual outcome will be, and when the matter will be resolved. The actual cost of resolving legal claims may be higher or lower than any amounts reserved for claims.

Other than the Cambridge Place I and II, New Jersey Carpenters, FHFA and FDIC matters, all of the matters below are currently subject to orders entered by the bankruptcy court staying the matter through April 30, 2013 in connection with the Residential Capital, LLC (ResCap) bankruptcy proceedings. The Cambridge Place I and II and New Jersey Carpenters matters are currently subject to stay orders through March 31, 2013, and the FHFA and FDIC matters are currently proceeding against the applicable defendants. All of the stay orders permit motion to dismiss practice and limited discovery to proceed for and against the Company and other named affiliates. It is possible that the stay orders could be lifted earlier than the dates indicated above.

Set forth below are descriptions of certain of these legal proceedings.

CONTINGENCIES (CONTINUED)

Allstate Litigation

On February 14, 2011, the Allstate Insurance Company and various of its subsidiaries and affiliates (collectively, Allstate) filed a complaint in Hennepin County District Court, Minnesota, against the Company and certain other defendants. The complaint alleges that the defendants misrepresented the riskiness and credit quality of, and omitted material information related to, residential mortgage-backed securities (MBS) Allstate purchased in the offering materials. The complaint asserts claims for fraud and negligent misrepresentation and seeks money damages and costs, including attorneys' fees. A motion to dismiss the amended complaint was granted in part and denied in part on November 28, 2011, pursuant to which the court dismissed the negligent misrepresentation claim and allowed the fraud and Consumer Fraud Act claims to proceed.

Cambridge Place I and II Litigation

On February 11, 2011, Cambridge Place Investments filed two complaints against the Company and certain other defendants alleging violations of state securities laws and seeks, in both cases, recovery of money damages, together with statutory interest from the date of payment, costs, and attorneys' fees.

FDIC Litigation

The Federal Deposit Insurance Corporation filed four complaints against the Company between May 2012 and August 2012 alleging violations of federal and state securities laws, in each alleging that the Company made misleading statements in a registration statement. Plaintiff seeks rescission and money damages in all cases including pre- and post-judgment interest, attorney's fees and costs of court. The Company has filed motions to dismiss in three of the four cases, and expects to file a motion to dismiss in the fourth case as well.

FHFA Litigation

FHFA, as conservator for Freddie Mac, filed a complaint on September 2, 2011, against the Company and certain other defendants in New York County Supreme Court. The case was removed to Federal District Court, Southern District of New York. Subsequent to the ResCap bankruptcy filing, the FHFA amended its complaint to remove all Debtor entities. The complaint alleges that the Company violated federal and state securities laws and engaged in aiding and abetting a fraud. The plaintiff seeks rescission and recovery of money damages, with interest, as well as consequential and punitive damages, attorney's fees and costs and judgment interest. Motions to dismiss were filed by all defendants on July 13, 2012, and were granted in part and denied in part on December 19, 2012. The dismissed portions of the complaint did not substantially alter the original allegations, entities involved, or securities offerings at issue in the case.

FHLB Litigation

Federal Home Loan Bank (FHLB) of Indianapolis filed an Amended Complaint in Marion County Superior Court for rescission and damages on July 14, 2011, asserting claims for common law negligence and violations of state and federal securities laws, and names the Company, along with certain other defendants. The complaint alleges that the offering documents for the securities underwritten and issued by the defendants contained material misrepresentations of fact, evidenced by high default and foreclosure rates, and seeks damages or statutory recovery upon tender, plus

CONTINGENCIES (CONTINUED)

interest, attorneys' fees, and costs, including expert witness fees and an order voiding the transactions at issue. The defendants filed a motion to dismiss, which was granted in part and denied in part. The negligent misrepresentation claim remains against the Company only.

FHLB of Chicago filed a Corrected Amended Complaint for Rescission and Damages on October 15, 2011, in Cook County Circuit Court, which names the Company and certain other defendants. The complaint alleges that the offering documents for the securities underwritten and issued by defendants contained material misrepresentations of fact and asserts claims for violations of state securities law and negligent misrepresentation. The complaint seeks rescission of the transactions at issue, money damages, and attorney's fees and costs, including expert witness fees. The defendants' motion to dismiss was denied September 12, 2012.

John Hancock Litigation

John Hancock Life Insurance Company filed a complaint in Hennepin County, Minnesota on July 27, 2012 against the Company and certain other defendants. The complaint alleges fraud, aiding and abetting fraud, negligent misrepresentation, and violations of federal and state securities laws in connection with certain MBS underwritten by the Company. The plaintiff seeks rescission and money damages, including costs, reasonable attorneys' fees and expert fees, and prejudgment interest relating to forty-nine securities offerings..

Huntington Bancshares Litigation

Huntington Bancshares, Inc. (Huntington) commenced a lawsuit on October 11, 2011, against the Company and certain other defendants. The complaint alleges that the Company and the other defendants made misrepresentations and omissions of material facts related to the originator's loan underwriting guidelines in the offering materials for five residential mortgaged-backed securities. The complaint asserts claims for fraud, aiding and abetting fraud, negligent misrepresentation, and violation of the Minnesota Securities Act and seeks rescission, money damages, and certain costs. The defendants' motion to dismiss was granted and all parties and claims were dismissed with prejudice on December 11, 2012.The plaintiff filed a timely notice of appeal on February 8, 2013. No appeal dates have been set.

Massachusetts Mutual Life Insurance Company Litigation

On February 9, 2011, the Massachusetts Mutual Life Insurance Company (MassMutual) filed a complaint in the United States District Court for the District of Massachusetts against numerous defendants, including the Company. The complaint alleges that the defendants' public filings and offering documents associated with MBS that MassMutual purchased contained false statements and omissions of material facts. MassMutual asserts claims for violations of the Massachusetts Uniform Securities Act and seeks both compensatory and statutory damages. The defendants' motion to dismiss was granted in part and denied in part in February 2012, although, claims against the Company remain.

New Jersey Carpenters Litigation

On January 3, 2011, New Jersey Carpenters Health Fund, New Jersey Carpenters Vacation Fund, and Boilermaker Blacksmith National Pension Trust, on behalf of themselves and a putative class (collectively, New Jersey Carpenters), filed a Consolidated Second Amended Securities Class

CONTINGENCIES (CONTINUED)

Action Complaint against numerous defendants, including the Company. The complaint alleges that the plaintiffs and the class purchased certain MBS between June 28, 2006, and May 30, 2007, and asserts that the offering documents associated with these transactions contained misrepresentations and omitted material information in violation of the federal securities laws. The complaint seeks compensatory damages, rescission or a rescissory measure of damages, and attorneys' fees and costs, among other relief. New Jersey Carpenters moved for class certification. The court denied the plaintiffs' motion for class certification, and the Plaintiffs appealed and 2nd Circuit affirmed the District Court's ruling. The plaintiffs were then allowed limited discovery to re-attempt class certification and the District Court certified a modified class and allowed claims to be reinstated by certain interveners. The defendants have filed a motion for reconsideration of class certification.

Stichting Pensioenfonds Litigation

On October 11, 2011 Stichting filed a complaint in District Court of Minnesota against the Company and certain other defendants. The complaint alleges fraud, aiding and abetting fraud, negligent misrepresentation and violation of state securities laws in connection with certain MBS offerings and seeks money damages, including attorneys' fees, court costs and expert fees, and judgment interest. The defendants filed a motion to dismiss on July 30, 2012. The plaintiffs subsequently were granted leave to amend their complaint to add new defendants. The defendants anticipate filing a motion to dismiss.

Union Central Life Litigation

Union Central filed a complaint on April 28, 2011 against the Company and certain other defendants alleging violation of the federal securities laws, state common law fraud, negligent misrepresentation and unjust enrichment in connection with certain MBS offerings. The plaintiff seeks compensatory and statutory damages, and attorney's fees and costs, including expert witness fees. A motion to dismiss was filed on July 27, 2012.

Western & Southern Litigation

Western & Southern filed a complaint on June 30, 2011 in Hamilton County, Ohio against the Company and certain other defendants alleging violation of state securities laws and negligent misrepresentation and seeks rescission and money damages, including compensatory and punitive damages, interest and attorney's fees and costs. A motion to dismiss was granted for all parties except the Company.

Private-label Monoline Bond Insurer Claims

MBIA Litigation

MBIA Insurance Corporation (MBIA) filed complaints on December 4, 2008, and April 1, 2010, in the New York County Supreme Court against the Company and certain other defendants. The complaints allege that the Company and the other defendants breached their contractual representations and warranties relating to the characteristics of mortgage loans contained in certain insured MBS offerings and includes claims for fraud, improper servicing and failure to notify the insurer of the alleged breach. Both cases were automatically stayed on May 14, 2012 in connection with the ResCap bankruptcy filings. MBIA subsequently filed a complaint on September 17, 2012

CONTINGENCIES (CONTINUED)

against the Company and certain other defendants, alleging aiding and abetting common law fraud. The Defendants filed a motion to dismiss on February 15, 2013.

Based on currently available information, we are unable to estimate a range of reasonably possible losses for the matters noted above.

7. SUBSEQUENT EVENTS

The Company has evaluated for subsequent events through the date of issuance of the financial statement on February 28, 2013.

* * * * * *

Member of
Deloitte Touche Tohmatsu Limited